SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                               Dated May 24, 2002



                           Telewest Communications plc
                          ----------------------------
                 (Translation of Registrant's Name into English)

  Genesis Business Park, Albert Drive, Woking, Surrey, United Kingdom, GU21 5RW
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                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F      X                        Form 40-F _______
                     -----------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes________                             No      X
                                                      -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

                                  EXHIBIT INDEX
                                  -------------

    Exhibit                              Description
    -------                              -----------

      99.1 Loan Agreement, dated March 16, 2001, for Credit Facilities of (pound)2,000,000,000 together with an Institutional Facility of up to (pound)250,000,000, among Telewest Communications Networks Limited and the parties named therein

      99.2 Letter Amendment, dated January 2, 2002, from CIBC World Markets to Telewest Communications Networks Limited amending the Loan Agreement referred to in Exhibit 99.1 above.

                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      TELEWEST COMMUNICATIONS PLC


           Dated: May 24, 2002        By:       /s/ Clive Burns
                                          -------------------------------------
                                      Name:     Clive Burns
                                      Title:    Company Secretary